                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No.__ )/1/

                               NCRIC GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  628866 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

R. Ray Pate, Jr.                          James B. Halpern
NCRIC Holdings, Inc.                      Arent Fox Kintner Plotkin & Kahn, PLLC
NCRIC, A Mutual Holding Company           1050 Connecticut Avenue, N.W.
1115 30th Street, N.W.                    Washington, D.C. 20036-5339
Washington, D.C. 20007                    (202)-857-6246
(202) 969-1866
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 29, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                        (Continued on following pages)

                             (Page 1 of 11 Pages)
____________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 628866 10 5                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NCRIC Holdings, Inc, - I.R.S. No 52-2136948
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO (Shares acquired in exchange for other shares simultaneously with the initial public offering of NCRIC Group, Inc.)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      District of Columbia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,220,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,220,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,220,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 628866 10 5                                    PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NCRIC, A Mutual Holding Company - I.R.S. No. 52-2136947
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     District of Columbia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,220,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,220,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,220,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This Schedule 13D Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of NCRIC Group, Inc., a District of Columbia Corporation ("NCRIC Group"). The address of the principal executive office of the NCRIC Group is 1115 30th Street, N.W., Washington, DC 20007.

Item 2.  Identity and Background.

     This statement is filed on behalf of NCRIC, A Mutual Holding Company, a District of Columbia mutual insurance holding company (the "Mutual Holding Company"),and NCRIC Holdings, Inc., a District of Columbia corporation ("NCRIC Holdings"), and a wholly owned subsidiary of the Mutual Holding Company. The Mutual Holding Company and NCRIC Holdings are the controlling shareholders of NCRIC Group, which owns all of the outstanding capital stock of NCRIC, Inc., a medical professional liability company. NCRIC Group is also the owner of various other businesses which operate primarily in the medical professional liability insurance and practice management and financial services areas. The address of the principal business and offices of each of the reporting persons is 1115 30th Street, N.W., Washington, DC 20007.

     During the last five years, neither NCRIC Holdings nor the Mutual Holding Company nor, to their knowledge, any of the persons listed on Schedule 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding have they been or are they subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     In 1998, the Board of Governors of National Capital Reciprocal Insurance Company adopted the plan of reorganization, pursuant to which the Mutual Holding Company was formed as a mutual insurance holding company and National Capital Reciprocal Insurance Company was converted into a stock life insurance company and its name was changed to NCRIC, Inc.

     As part of National Capital Reciprocal Insurance Company's reorganization, all of the shares of capital stock of NCRIC, Inc. were issued to the Mutual Holding Company. Subsequently, the Mutual Holding Company contributed all of its shares of capital stock of NCRIC, Inc. to NCRIC Holdings, which contributed the NCRIC, Inc. shares to NCRIC Group, its then wholly-owned subsidiary. Under this structure, NCRIC Group is an intermediate holding company, with NCRIC Holdings as its direct controlling shareholder, and the Mutual Holding Company as its ultimate parent.

     Prior to the initial public offering of NCRIC Group Common Stock, which closed on July 29, 1999, NCRIC Holdings owned 1,000 shares of NCRIC Group's Common Stock, representing all of the then outstanding shares of NCRIC Group's capital stock.

     At the closing of NCRIC Group's initial public offering, the 1,000 shares of NCRIC Group Common Stock previously issued to NCRIC Holdings were cancelled and 2,220,000 shares of NCRIC Group Common Stock were issued to NCRIC Holdings.

Item 4.  Purpose of Transaction.

     As a result of the reorganization of National Capital Reciprocal Insurance Company into a mutual insurance holding company structure, the Mutual Holding Company is required by District of Columbia law to own or control at least a majority of the outstanding voting shares of NCRIC, Inc. In compliance with this requirement, approximately 59% of the issued and outstanding shares of NCRIC Group Common Stock are owned by NCRIC Holdings, a wholly-owned subsidiary of the Mutual Holding Company.

     As a result of such ownership, the Mutual Holding Company and NCRIC Holdings form a group which controls NCRIC Group (the "NCRIC Control Group"). The NCRIC Control Group acquired its NCRIC Group Common Stock to ensure that the Mutual Holding Company exercised ownership and control of at least a majority of the outstanding voting shares of NCRIC Group Common Stock, as required by District of Columbia law.

     From time to time, the NCRIC Control Group may acquire or dispose of shares of NCRIC Group Common Stock, depending on market conditions and other factors. However, the NCRIC Control Group must own at least a majority of the NCRIC Group Common Stock entitled to vote at a meeting of NCRIC Group stockholders.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the aggregate number of shares of NCRIC Group Common Stock beneficially owned by NCRIC Holdings (directly) and the Mutual Holding Company (indirectly) is 2,220,000, representing approximately 59% of the outstanding shares of NCRIC Group Common Stock. Information concerning beneficial ownership of shares of NCRIC Group Common Stock by officers and directors of NCRIC Holdings and the Mutual Holding Company is provided on
Schedule 1.

     (b) NCRIC Holdings has sole power to vote and dispose of all of the shares of NCRIC Group Common Stock beneficially owned by it. There are no shares of NCRIC Group Common Stock with respect to which the Mutual Holding Company has power to dispose or vote, except through its control of NCRIC Group. Information concerning beneficial ownership of NCRIC Group Common Stock by officers and directors is provided on Schedule 1.

     (c) Except as disclosed in Item 3, there have been no transactions in the shares of NCRIC Group Common Stock that were effected during the past sixty days by NCRIC Holdings or the Mutual Holding Company. All of the individuals listed on Schedule 1 purchased their NCRIC Group Common Stock in the initial public offering which closed on July 29, 1999. To the knowledge of NCRIC Holdings and the Mutual Holding Company, none of the share holdings listed on Schedule 1 has changed since July 29, 1999.

     (d)-(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See Item 4.

          By virtue of their control of a majority of the voting power of NCRIC Group, NCRIC Holdings (directly) and the Mutual Holding Company (indirectly) have the ability to appoint all of the members of NCRIC Group's Board of Directors. As noted on Schedule 1, several executive officers and directors of NCRIC Group also serve as executive officers and/or directors of NCRIC Holdings and the Mutual Holding Company.

Item 7. Material to Be Filed as Exhibits.

          The exhibits included as part of this Schedule 13D are those listed in the Index of Exhibits attached hereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 9, 1999               /s/  R. Ray Pate, Jr.
                                  ---------------------------------------
                                  R. Ray Pate, Jr.
                                  President and Chief Executive Officer
                                  of NCRIC Group, Inc.



Date: August 9, 1999               /s/ R. Ray Pate, Jr.
                                   --------------------------------------
                                   R. Ray Pate, Jr.
                                   President and Chief Executive Officer
                                   of NCRIC, A Mutual Holding Company


                               INDEX TO EXHIBITS

Exhibit No.    Description
----------     -----------

     1 Plan of Reorganization of National Capital Reciprocal Insurance Company, filed as Exhibit 2.1 to the registration statement of NCRIC Group, Inc. on Form SB-2, Registration Number 333-69537, is incorporated herein by reference.

                                                                      Schedule 1


         DIRECTORS AND EXECUTIVE OFFICERS OF NCRIC, A MUTUAL HOLDING
                       COMPANY AND NCRIC HOLDINGS, INC.


     The name, business address, principal occupation or employment of, and, to the knowledge of the Mutual Holding Company and NCRIC Holdings, the number of shares of NCRIC Group's Common Stock beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by each of the directors and executive officers of the Mutual Holding Company and NCRIC Holdings and is set forth below. Each individual is a citizen of the United States.

Name                                        Principal Occupation            Number of Shares of
Business Address                                or Employment                Beneficially Owned
Nelson P. Trujillo, M.D. (1) (2)      President of Metropolitan                    28,570
2021 K Street, N.W.                   Gastroenterology Group where he
Suite T-110                           is a physician
Washington, DC 20006

R. Ray Pate, Jr. (1) (2)              Director, President and Chief                23,077
1115 30th Street, N.W.                Executive Officer of the Mutual
Washington, DC 20007                  Holding Company, NCRIC Holdings,
                                      NCRIC Group and NCRIC, Inc.

Bruce J. Ammerman, M.D. (1)           A neurological surgeon with                   5,000 (3)
3301 New Mexico Avenue                Washington Neurosurgical
Suite 352                             Associates
Washington, DC 20016

Arthur A. Becker, M.D. (1)            President of the Obstetrical and              3,571
730 24th Street, N.W.                 Gynecological Group, P.A. where
Washington, DC 20037                  he practices as an
                                      obstetrician/gynecologist

Vincent C. Burke, III (1) (2)         Partner with the law firm of                    300
8401 Connecticut Avenue               Furey, Doolan & Abell, LLP
Suite 1100
Chevy Chase, MD 20815

Thomas Calhoun, M.D. (1)              Consultant for Birch & Davis                  1,747 (4)
4010 Argyle Terrace, N.W.             Associates, Inc.
Washington, DC 20011

Pamela W. Coleman, M.D. (1) (2)       Urologist in private practice                          6,751
3619 14th Street, N.W.
Washington, DC 20010

Charles H. Epps, Jr., M.D. (2)        Special Assistant to the                               3,000
2041 Georgia Avenue, N.W.             President for Health Affairs and
Tower 4300                            Professor Emeritus, Orthopaedic
Washington, DC 20060                  Surgery at Howard University

Robert A. Fischer, M.D. (1)           A clinical physician and part                          2,100 (5)
730 24th Street, N.W.                 owner of Washington Internal
Washington, DC 20037                  Medicine Group

Major P. Gladden, M.D. (1)            Orthopedic surgeon                                     4,000
1140 Varnum Street, N.E.
Suite 108
Washington, DC 20017

Leonard M. Glassman, M.D. (2)         Physician with Washington                             15,000
3015 Williams Drive                   Radiology Associates, P.C.
Fairfax, VA 22031

Luther W. Gray, Jr., M.D. (1)         Physician and general surgeon                          3,571
3301 New Mexico Avenue
Suite 212
Washington, DC 20016

Joseph E. Gutierrez, M.D. (1)         President of Joseph E.                                 1,000
2440 M Street, N.W.                   Gutierrez, M.D., P.C. where he
Suite 417                             is a general and vascular surgeon
Washington, DC 20037

Sheila Hafter-Gray, M.D. (1)          A physician in private practice                            0
40612 Palisades Station
Washington, DC 20016-0612

Florie Hirsch, M.D. (1)               Obstetrician/gynecologist with                         3,570
2440 M Street, N.W.                   Florie Hirsch, M.D., P.C.
Suite 318
Washington, DC 20037

J. Paul McNamara (1) (2)              President and Chief Operating                         17,505 (6)
4912 Del Ray Avenue                   Officer of Sequoia National
Bethesda, MD 20814                    Bank/Sequoia BancShares, Inc.

Leonard Parver, M.D. (2)              Physician in private practice                          7,142

1145 19th Street, N.W.
Suite 500
Washington, DC 20036

David W. Patterson, M.D. (1)          Physician with Drs. Arling &                           1,428
2440 M Street, N.W.                   Patterson, P.C.
Suite 817
Washington, DC 20037-140

Raymond Scalettar, M.D. (2)           Affiliated with and is a founder                       3,572
730 24th Street, N.W.                 of the Washington Internal
Washington, DC 20037                  Medicine Group

David M. Seitzman, M.D. (2)           Retired from the practice of                           3,575
7117 Nevis Road                       medicine
Bethesda, MD 20817

Joel M. Taubin, M.D. (1)              Physician with Joel M. Taubin,                         3,571
1145 19th Street, N.W.                M.D., P.C.
Suite 504
Washington, DC 20036

Anthony S. Unger, M.D. (1)            Physician in private practice                          3,500
2021 K Street, N.W.
Suite 400
Washington, DC 20006

Mervin H. Zimmerman, M.D. (1)         Ophthalmologist with Mervin H.                        14,285
2600 Virginia Avenue, N.W.            Zimmerman, M.D., F.A.C.S., P.C.
Suite 510
Washington, DC 20037

Stephen S. Fargis                     Chief Operating Officer and                            9,000 (7)
1115 30th Street, N.W.                Senior Vice President of NCRIC
Washington, DC 20007                  Group and the Mutual Holding
                                      Company

William E. Burgess,                   Senior Vice President - Claims                         2,858
1115 30th Street, N.W.                and Risk Management and
Washington, DC 20007                  Secretary of NCRIC Group and the
                                      Mutual Holding Company

Rebecca B. Crunk                      Chief Financial Officer and                            5,259 (8)
1115 30th Street, N.W.                Senior Vice President of NCRIC
Washington, DC 20007                  Group and the Mutual Holding
                                      Company

1. Each of the indicated individuals serves as a director of the Mutual Holding Company.

2.   Each of the indicated individuals serves as a director of NCRIC Holdings.

3.   Dr. Ammerman disclaims beneficial ownership of all 5,000 of these shares.

4.   Dr. Calhoun disclaims beneficial ownership of 247 of these shares.

5.   Dr. Fischer disclaims beneficial ownership of 100 of these shares.

6.   Mr. McNamara disclaims beneficial ownership of 1,789 of these shares.

7.   Mr. Fargis disclaims beneficial ownership of 1,800 of these shares.

8.   Ms. Crunk disclaims beneficial ownership of 200 of these shares.